UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

__________________________________

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK
PURCHASE SAVINGS AND SIMILAR PLANS
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):
☒    ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2024

OR

☐     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

    For the transition period from _____________ to _____________

Commission file number: 001-38047

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Upbound Group, Inc.
5501 Headquarters Drive
Plano, Texas 75024

Financial Statements and Report of Independent Registered Public Accounting Firm
Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees
December 31, 2024 and 2023

Report of Independent Registered Public Accounting Firm

Governance Committee and Plan Participants
Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees
Plano, Texas

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees (the Plan) as of December 31, 2024 and 2023, and the related statement of changes in net assets available for benefits for the year ended December 31, 2024, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2024 and 2023, and the changes in net assets available for benefits for the year ended December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Plan management. Our responsibility is to express an opinion on these financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2024 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is the responsibility of Plan management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Weaver and Tidwell, L.L.P.

WEAVER AND TIDWELL, L.L.P.

We have served as the Plan’s auditor since 2023.

Houston, TX
June 13, 2025

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2024 and 2023

	2024	2023
ASSETS
Investments, at fair value:
Mutual funds	$4,378,890	$3,746,667
Common stock	340,098	412,449
Money market deposit account	2,471	902
Stable value fund	365,923	311,435
Total investments, at fair value	5,087,382	4,471,453

Cash	63	87

Receivables:
Participant contributions	11,059	10,788
Employer contributions	4,928	4,631
Notes receivable from participants	580,640	441,170
Total receivables	596,627	456,589

Total assets	5,684,072	4,928,129

LIABILITIES
Corrective distributions	15,973	26,885
Total liabilities	15,973	26,885

NET ASSETS AVAILABLE FOR BENEFITS	$5,668,099	$4,901,244
The accompanying notes are an integral part of these statements.

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2024

Additions to net assets available for benefits attributable to:
Investment income
Dividends	$206,310
Net appreciation in fair value of investments	291,861
Total investment income	498,171

Interest income on notes receivable from participants	35,536

Contributions
Participants	449,784
Employer	183,391
Total contributions	633,175

Total additions	1,166,882

Deductions from net assets available for benefits attributed to:
Benefits paid to participants	391,097
Administrative expenses	8,930
Total deductions	400,027

Net increase in net assets available for benefits	766,855

Net assets available for benefits
Beginning of year	4,901,244
End of year	$5,668,099
The accompanying notes are an integral part of these statements.

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

NOTES TO FINANCIAL STATEMENTS
NOTE A - PLAN DESCRIPTION AND BENEFITS

General

The following description of the Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

The Plan was originally effective January 1, 2010, has been amended and restated throughout the years, and was most recently amended effective August 12, 2020. The Plan is a defined contribution plan covering all Puerto Rico employees of Rent-A-Center East, Inc. (the “Company” or “Plan Sponsor”) who have completed three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended.

The Company serves as the Plan Sponsor and is responsible for all administrative duties described in the Plan document. Additionally, the Plan is governed by the Plan Administrative Committee of the Company, which monitors and determines the Plan’s structure, participant demographics, investment offerings and performance, and other administrative issues. INTRUST Bank, N.A. (“INTRUST”), is the custodian, NestEgg Consulting Inc. (“NestEgg”), an affiliate of INTRUST, is the recordkeeper and Banco Popular De Puerto Rico is the trustee of the Plan.

Contributions

The Plan permits participants to defer, on a pre-tax basis, up to 50% of their annual compensation, as defined under the Plan. These deferrals are not to exceed $23,000 of their annual compensation (plus a $7,500 catch-up deferral for employees over 50 years of age) for 2024. Participants may also contribute amounts representing rollovers from other qualified defined benefit or defined contribution plans. The Company made matching contributions equal to $0.50 for each $1.00 on the first 6% of eligible employee compensation in 2024. The Company, at its sole discretion, may make a profit sharing contribution at the end of each Plan year. The Company did not make a profit sharing contribution for the Plan year ended December 31, 2024.

Participant Accounts

Each participant’s account is credited with the participant’s contributions, Company’s matching contributions and Plan earnings or losses and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Eligibility and Vesting

Company employees are eligible to participate in the Plan after 90 days of employment. Participants immediately vest in their salary deferral contributions to the Plan plus allocated earnings thereon. Participants are vested in Company matching and profit sharing contributions and allocated earnings after two or more years of vesting service as defined by the Plan. Additionally, a participant becomes 100% vested if employment is terminated due to death or full and permanent disability.

Forfeitures

Upon termination of employment, a participant’s unvested account balance forfeits to the Plan. These forfeitures, and forfeitures related to corrections of matching contributions resulting from discrimination testing corrections are to be used to pay restoration contributions, replace abandoned accounts, or offset employer contributions as

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

NOTES TO FINANCIAL STATEMENTS — (Continued)
defined in the Plan document. The balance of forfeited nonvested accounts to be used in future periods totaled approximately $2,500 and $900 as of December 31, 2024 and 2023, respectively.

Benefits

Upon retirement, death, disability, or separation from service, a participant (or the participant’s beneficiary, if applicable) will receive a lump sum amount equal to the value of the participant’s vested interest in the participant’s account, or to the extent a participant’s or beneficiary’s account is invested in at least five whole shares of Upbound Group, Inc. common stock, the participant or beneficiary may elect to receive a distribution in whole shares of such stock, rather than in cash. The Plan allows participants to make hardship withdrawals, subject to certain limitations, as defined in the Plan document, and further modified for provisions included in the Bipartisan Budget Act of 2018. As of December 31, 2024 and 2023, the Plan had no unpaid benefits payable for withdrawals that had been elected but not yet paid.

Investments in Company Securities

Plan participants may elect to invest contributions in Upbound Group, Inc. common stock but are limited to 10% of their elected deferrals. In addition, a participant’s total invested balance in Upbound Group, Inc. common stock may not exceed 50% of the total value of their account balance.

Notes Receivable from Participants

Participants may be granted loans from their fund accounts secured by their account balances. The limitation on the amount that can be borrowed at any time is the lesser of $50,000 or 50% of the participant’s vested account balance; the minimum loan amount is $500. The repayment period of the loan cannot exceed five years, except for loans relating to the purchase of a primary residence for which the repayment period is fifteen years. The notes are secured by the balance in the participant’s account and bear interest at the prime rate fixed as of the borrowing date. Principal and interest is paid ratably through payroll deductions. Interest rates on such loans range from 3.25% to 8.5% at December 31, 2024. Participant loans have various maturity dates ranging from 2025 to 2029.

Excess Contributions Payable

Amounts payable to participants for contributions in excess of amounts allowed by the Departamento de Hacienda are recorded as a liability with a corresponding reduction to contributions. The plan distributed the 2024 and 2023 excess contribution to the applicable participants prior to March 15 of the related subsequent year.

Termination of the Plan

While the Company has not expressed any intent to discontinue the Plan, it may, by action of its Board of Directors, terminate the Plan. In the event the Plan is terminated, the participants become 100% vested in their accounts.

Administrative Expenses

In accordance with the applicable agreement, expenses for services relating to funds management and administrative expenses to the recordkeeper for distribution, valuation and mailing services related to Plan administration are paid by the Plan primarily using forfeitures. Forfeitures of approximately $1,100 were used to pay plan administrative expenses during the year ended December 31, 2024.

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

NOTES TO FINANCIAL STATEMENTS — (Continued)
NOTE B - SUMMARY OF ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America (“US GAAP”). A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. See Note C for further discussion of the Plan’s valuation methods under fair value accounting standards.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded when earned and dividends are recorded on the ex-dividend date. Net appreciation or depreciation includes gains and losses on investments bought and sold as well as held during the year.

Contributions

Contributions from Plan participants and the matching contributions from the Company are recorded in the year in which employee contributions are withheld from compensation.

Payment of Benefits

Benefits are recorded when paid.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. Related fees are recorded as administrative expenses and are expensed as incurred. No allowance for credit losses has been recorded as of December 31, 2024 and 2023. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.

NOTE C - FAIR VALUE MEASUREMENTS

The Plan uses a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described as follows:

•Level 1 - Readily accessible and unadjusted quoted prices in an active market for identical assets or liabilities.

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

NOTES TO FINANCIAL STATEMENTS — (Continued)
•Level 2 - Significant observable inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities in active markets; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

•Level 3 - Significant unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

An asset or liability’s level within the fair value hierarchy is based on the lowest level of any input that is significant to its fair value measurement. Valuation techniques used aim to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for instruments measured at fair value on a recurring basis and recognized in the accompanying statements of net assets available for benefits, as well as the general classification of such instruments pursuant to the valuation hierarchy. The Plan did not change its valuation techniques associated with fair value measurements from the prior period, and there were no transfers between levels during the years ended December 31, 2024 and 2023.

When quoted market prices are available in an active market, investments in securities are classified within Level 1 of the valuation hierarchy. These securities include the Plan’s mutual funds and Upbound Group, Inc. common stock, which are valued at the closing price reported by the exchanges on which they are traded. In addition, the money market deposit account is classified within the level 1 valuation hierarchy.

The stable value fund is a collective trust and is valued at the Net Asset Value (“NAV”) of units of the bank collective trust. NAV is a readily determinable fair value and is the basis for current transactions. Participant transactions (purchases and sales) may occur daily. If the Plan initiates a full redemption of the collective trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner. The NAV is provided by the administrator of the fund, which is based on the value of the underlying assets owned by the fund minus applicable liabilities and then divided by the number of shares outstanding. There are no redemption restrictions on the stable value fund.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2024.

	Level 1	Level 2	Level 3	Total
Mutual funds	$4,378,890	$—	$—	$4,378,890
Common stock	340,098	—	—	340,098
Money market deposit account	2,471	—	—	2,471
Collective trust investment, stable value fund	—	365,923	—	365,923
Subtotal	$4,721,459	$365,923	$—	$5,087,382

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

NOTES TO FINANCIAL STATEMENTS — (Continued)
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2023.

	Level 1	Level 2	Level 3	Total
Mutual funds	$3,746,667	$—	$—	$3,746,667
Common stock	412,449	—	—	412,449
Money market deposit account	902	—	—	902
Collective trust investment, stable value fund	—	311,435	—	311,435
Subtotal	$4,160,018	$311,435	$—	$4,471,453

NOTE D - INCOME TAX STATUS

The Plan obtained its latest determination letter effective January 1, 2016, in which the Puerto Rico taxing authority, Departamento de Hacienda, stated that the Plan, as then designed, was in compliance with the applicable requirements of the Puerto Rico Internal Revenue Code (the “Code”) Section 1165(a). The Plan administrator and the Plan’s tax counsel believe the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code, and therefore believe that the Plan is qualified and the related trust is tax-exempt. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

US GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the organization has taken an uncertain position that more likely than not would not be sustained upon examination by the Departamento de Hacienda. The Plan has concluded that it has no material uncertain tax liabilities to be recognized as of December 31, 2024. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

NOTE E - PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments include shares of Upbound Group, Inc.’s common stock. These transactions qualify as party-in-interest transactions. In addition, loans made to participants in the Plan are also considered party-in-interest transactions.

During the year ended December 31, 2024, the Plan incurred approximately $1,000 and $7,000 of fees associated with services provided by NestEgg and INTRUST, respectively, both of which qualify as party-in-interest transactions.

NOTE F - RISKS AND UNCERTAINTIES

The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Market risks include global events, which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the participants’ account balances and amounts reported in the statements of net assets available for benefits. Please reference “Risk Factors” in Part I, Item 1A in our Annual Report on Form 10-K for the year ended December 31, 2024, which is incorporated by reference herein, for additional discussion of material risks related to the Company which may adversely impact the Company’s operations, financial position, results of operations, cash flows and the value of the Company’s common stock.

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees

NOTES TO FINANCIAL STATEMENTS — (Continued)
NOTE G - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31:

	2024	2023

Net assets available for benefits per the financial statements	$5,668,099	$4,901,244
Loans deemed as distributed	(24,282)	(24,282)
Net assets available for benefits per the Form 5500	$5,643,817	$4,876,962

NOTE H - SUBSEQUENT EVENTS

The Plan has evaluated subsequent events through June 13, 2025, the date the financial statements were issued. No adjustments were made to the financial statements as a result of this evaluation.

SUPPLEMENTAL INFORMATION

Rent-A-Center East, Inc. Retirement Savings Plan for Puerto Rico Employees
SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2024

EIN: 48-1024367
Plan No: 001

	(b)	(c)	(e)
(a)	Identity of issuer or borrower	Description of investment	Current Value
	Fidelity	Small Cap Index Fund	$66,118
	Fidelity	Mid Cap Index Fund	16,893
	PRIMECAP Odyssey	Aggressive Growth Fund	153,753
	Fidelity	500 Index Fund	484,940
	John Hancock Funds	Disciplined Value Fund Class R6	297,873
	JPMorgan	Large Cap Growth Fund Class R6	63,800
	Putnam	Small Cap Growth Fund Class R6	124,570
	Allspring	Special Mid Cap Value Fund - Class R6	19,122
	GQG Partners	Emerging Markets Equity Fund R6 Shares	7,161
	Fidelity	International Index Fund	117,730
	Fidelity	Total International Index Fund	4,634
	JPMorgan	SmartRetirement Income R6 Fund	20,875
	JPMorgan	JPMorgan SmartRetirement 2060 R6 Fund	131,803
	JPMorgan	JPMorgan SmartRetirement 2055 R6 Fund	297,999
	JPMorgan	JPMorgan SmartRetirement 2050 R6 Fund	482,037
	JPMorgan	JPMorgan SmartRetirement 2045 R6 Fund	714,175
	JPMorgan	JPMorgan SmartRetirement 2040 R6 Fund	539,390
	JPMorgan	JPMorgan SmartRetirement 2035 R6 Fund	371,316
	JPMorgan	JPMorgan SmartRetirement 2030 R6 Fund	67,033
	JPMorgan	JPMorgan SmartRetirement 2025 R6 Fund	89,797
	JPMorgan	JPMorgan SmartRetirement 2020 R6 Fund	81,375
	Fidelity	US Bond Index Fund	6,827
	JPMorgan US Government Funds	Money Market Fund	2,471
	JPMorgan	Core Plus Bond Fund Class R6	219,669
*	Upbound Group, Inc.	Common Stock	340,098
	Galliard	Stable Return Fund E	365,923
	Total investments		5,087,382

*	Participant Loans	Notes receivable from participants, interest rates at 3.25% minimum, 8.5% maximum and maturing from 2025 to 2029	580,640

	Total, at fair value		$5,668,022
*    Represents a party-in-interest.

Note: Cost has been omitted as investments are all participant-directed and the cost basis for participant loans was zero.

See accompanying report of independent registered public accounting firm.

SIGNATURE

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RENT-A-CENTER EAST, INC. RETIREMENT
SAVINGS PLAN FOR PUERTO RICO
EMPLOYEES

		By:	UPBOUND GROUP, INC.
Plan Administrator

Date:	June 13, 2025	By:	/s/ Bryan Pechersky
Bryan Pechersky
Executive Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit                     Exhibit
Number                    Description

23.1*                Consent of Weaver and Tidwell, LLP
______________________________________________________________________________________________________
* Filed herewith.